Exhibit 99.1

Ming Shing Group Holdings Limited Announces Subsidiary Lead Benefit (HK) Limited Purchased 500 Bitcoins

Hong Kong, January 13, 2025 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its business development.

Ming Shing is pleased to announce that its wholly-owned Hong Kong subsidiary, Lead Benefit (HK) Limited (“Lead Benefit”), purchased 500 Bitcoins at an average price of US$94,375 per Bitcoin on January 9, 2025, with a total investment of approximately US$47 million. Lead Benefit was incorporated on December 23, 2024, with Lead Benefit International Limited, as its sole shareholder. Lead Benefit International Limited, a BVI business company, was incorporated on December 9, 2024, with Ming Shing as its sole shareholder. Ming Shing intends to use its idle funds to purchase Bitcoins as short-term investment to capture the potential appreciation of Bitcoin and increase its assets. The Company considers that Bitcoin market is highly liquid and the Bitcoins can be easily disposed to fund the Company’s wet trade works business, if required.

“We are excited of our Bitcoin investment.” Stated Mr. Wenjin Li, director of Ming Shing. “We are confident that this investment will not only drive our growth but also create substantial value for our shareholders. We are also actively exploring options for the Company to grow further.”

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong and the United States, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk